UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 2023

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from                      to

Commission File Number 0-51331

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BankFinancial and Subsidiaries Assoc. Investment Plan

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BANKFINANCIAL CORPORATION

(Exact Name of Registrant as Specified in Charter)

60 North Frontage Road, Burr Ridge, Illinois	60527
(Address of Principal Executive Offices)	(Zip Code)

BANKFINANCIAL AND SUBSIDIARIES

ASSOC. INVESTMENT PLAN

Burr Ridge, Illinois

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Plan Participants of

BankFinancial and Subsidiaries Assoc. Investment Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the BankFinancial and Subsidiaries Assoc. Investment Plan (the Plan) as of December 31, 2023 and December 31, 2022, and the related statements of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Caron & Bletzer, PLLC

We have served as the Plan’s auditor since 2023

Kingston, NH

June 20, 2024

BANKFINANCIAL AND SUBSIDIARIES ASSOC. INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2023 and 2022

	2023	2022
ASSETS
Investments, at fair value	$32,376,174	$28,109,240
Investments, at contract value	2,524,764	2,669,151
Notes receivable from participants	207,814	209,218

NET ASSETS AVAILABLE FOR BENEFITS	$35,108,752	$30,987,609

See accompanying notes to financial statements.

BANKFINANCIAL AND SUBSIDIARIES ASSOC. INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2023

Additions to net assets attributed to:
Investment income:
Interest and dividends	$455,476
Net appreciation in fair value of investments	3,843,067
Total investment income	4,298,543
Contributions:
Employer	336,128
Participant	1,189,590
Rollover	30,336
Total contributions	1,556,054
Total net additions	5,854,597
Deductions from net assets attributed to:
Benefits paid to participants	1,646,351
Administrative expenses	87,103
Total deductions	1,733,454
Net increase	4,121,143
Net assets available for benefits
Beginning of the year	30,987,609
End of the year	$35,108,752

See accompanying notes to financial statements.

BANKFINANCIAL AND SUBSIDIARIES ASSOC. INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE 1 - DESCRIPTION OF PLAN

The following description of the BankFinancial and Subsidiaries Assoc. Investment Plan (“the Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering substantially all employees of BankFinancial, NA (“the Bank”) and its subsidiaries. The plan, as amended, was adopted by the Bank on July 1, 1993, and restated effective November 12, 2021 through the adoption of a prototype plan through Voya Institutional Trust Company (“Voya”). Previously, the Plan had adopted the Principal Life Insurance Company (Principal) Volume Submitter Profit Sharing Plan. The provisions of the Plan remained substantially the same.  Effective January 1, 2024, the Plan was amended to permit Roth Elective Deferrals.  The Plan has further been amended to permit hardship distributions, in-service distributions from Roth Elective Deferrals and indicate rollover limitations from a qualified plan described in Code §401(a) and a plan described in Code §403(b) (a tax-sheltered annuity). The types of contributions that may be made under this Plan, (a) employee salary deferrals including Roth 401(k) deferrals, (b) employer matching contributions, (c) employer profit sharing contributions, and (d) employee “rollover” contributions.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility: Employees become eligible the first of the month following 90 days and age 21. The Plan includes an automatic salary deferral (auto-enrollment) feature.  Upon eligibility, a deferral of 1% of eligible compensation will be withheld from each payroll and contributed to the Plan as a salary deferral.

Contributions: The Plan is a contributory 401(k) savings plan funded by employee and employer contributions. Each participant may elect to contribute up to 100% of pretax compensation, subject to the limits established by the Internal Revenue Code ("IRC").  The Plan includes a flexible discretionary matching contribution and profit sharing contribution. Subject to the above-mentioned limitation for the plan year ended December 31, 2023, the Bank provided a match of $0.50 on each $1.00 of contribution up to 6% of eligible compensation.  During the year ended December 31, 2023 the Bank made matching contributions of $336,128 to the Plan.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants direct the investment of contributions into various investment options offered by the Plan. Contributions are subject to certain Internal Revenue Service (IRS) limitations.

Administrative Expenses: Any expenses incurred for the administration and audit of the Plan not paid by the Bank may be paid out of the Plan’s assets.

Participant Accounts: Each participant’s account is credited with the participant’s own contributions and an allocation of (a) the Bank’s matching and discretionary profit sharing contributions, (b) the Plan’s allocated earnings/loss, and (c) administrative expenses. Allocations are based on participant earnings, contributions, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.

Investment Elections: Participants direct the investment of their account balance into various investment options offered by the Plan. The Plan currently offers numerous funds, including BankFinancial Corporation common stock, as investment options for participants.

Vesting: Participants are immediately vested in their voluntary and rollover contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service as follows:

Years	Vested Percent
1	—
2	25
3	50
4	75
5 or more	100

Forfeitures: Forfeitures attributable to employer matching contributions are used to reduce future employer matching contributions or to pay administrative expenses of the Plan in accordance with the plan document. Forfeitures that have not been used to pay administrative expenses or used to reduce employer contributions shall be added to the employer discretionary profit sharing contributions and are allocated  as of the last day of the plan year.  During the year ended December 31, 2023, $23,852 of forfeited matching contributions were used to offset employer matching contributions.  As of December 31, 2023 and 2022, there were $13,533 and $4,541, respectively, in forfeited accounts.

Payment of Benefits: Participants are not eligible to receive benefit payments until employment is terminated or they attain the age 59 1/2. When the participant’s vested balance is $5,000 or less, the benefit is distributed in a lump-sum payment. Participants with a balance in excess of this figure may postpone the lump-sum payment of benefits until reaching the age of 72.  In addition, hardship distributions out of the participants' voluntary contributions account are permitted if certain criteria are met.  The Plan provides that participants can withdraw rollover contributions and earnings thereon and salary deferral contributions, but not the earnings thereon, for reasons of financial hardship, as defined.

BANKFINANCIAL AND SUBSIDIARIES ASSOC. INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE 1 - DESCRIPTION OF PLAN (continued)

Notes Receivable from Participants: The Plan provides that participants can borrow funds against their account balances limited to the lesser of $50,000 or 50% of their vested account balance, subject to a minimum loan of $1,000. The notes are secured by the balance in the participant’s account and bear interest at rates at 1% over the prime interest rate as published in the Wall Street Journal.  Under Principal adoption agreement, loan interest was at rates that were commensurate with local prevailing rates determined quarterly by Plan administrator. Principal and interest are paid through payroll deductions and the interest rate range is 4.25% to 9.50%.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan provides for certain investment options including mutual funds, employer stock and a guaranteed investment contract. Investments are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants’ individual account balances. As of December 31, 2023 and 2022, 25.1% and 27.6% of the Plan’s net assets were invested in shares of BankFinancial Corporation Common Stock, respectively.

Investment Valuation and Income Recognition: The Plan’s investments, other than fully benefit-responsive investment contracts, are reported at fair value, as more fully disclosed in Note 7. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.  Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent participants notes receivable are recorded as benefit payments on the basis of the terms of the plan document.

Payment of Benefits: Benefits are recorded when paid.

Accounting Fees and Investment Management Expenses:  Loan origination fees associated with notes receivable from participants and the Plan’s record keeping and trustee fees are paid by the Plan and are reflected in the financial statements as administrative expenses of the Plan.  Expenses that are paid by the Bank are excluded from these financial statements.  Investment management fees are charged to the Plan as a reduction of investment return and included in the investment loss reported by the Plan.  All other administrative expenses of the Plan are paid by the Plan or by the Bank.

Subsequent Events:  The Plan has evaluated subsequent events through the date the financial statements were available to be issued.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

BANKFINANCIAL AND SUBSIDIARIES ASSOC. INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE 4 - FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH INSURANCE COMPANY

Effective November 12, 2021, under the Voya Group Annuity Contract, participants may invest in a Fixed Account.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. Contract value represents contributions made under the contract, plus interest credited to the Fixed Account, less participant withdrawals, including amounts taken for loans, and administrative expenses. There are no reserves against contract values for credit risk of the contract issuer or otherwise. The Plan's investment contract does not specify certain conditions under which distributions from the contract would be payable at amounts below contract value. The terms and methods under which the contract may transact are defined in Section 3 (Contributions and Plan Accounts), Section 4 (Charges and Fees), Section 5 (Fixed Account), and Section 8 (Distributions) in the contract. The contract indicates that the Issuer may terminate the Fixed Account with 90 days prior notice to the Plan. Under the contract terms, the contract is terminated when no deposit arrangements have been made and there are no deposits with a value greater than zero under the Contract. Upon termination, a Market Value Adjustment (MVA) may be applied as described in the contract schedule. Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rates of the contract are based on agreed-upon formulas with the issuer, as defined in the contract agreements, but cannot be less than 1% percent. Such interest rates are reviewed on a periodic basis; however, no change can be made within 3 months of the last change. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contract; services provided by the Issuer and the duration of the underlying investments backing the contract.

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others. Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan. As of December 31, 2023 and 2022, certain plan investments are considered party-in-interest investments including the Guaranteed Investment Contract issued by Voya Retirement Insurance and Annuity Company.  Voya Financial, the asset management arm of Voya Institutional Trust Company, is the directed trustee of the Plan and therefore, these investments qualify as party-in-interest investments.  Investment management fees are paid by the Plan to investment managers which are parties-in-interest and these expenses are shown as a reduction of the return on the Plan’s investments. Notes Receivable from Participants also reflect party-in-interest transactions.

At December 31, 2023 and 2022, the Plan held 858,372 and 812,533 shares of BankFinancial Corporation common stock in the BankFinancial Corporation Common Stock Fund, respectively. The Plan received $332,607 in dividends on BankFinancial Corporation common stock in 2023.  During the year ended December 31, 2023, plan purchases of BankFinancial Corp common stock totaled to $114,626, and Plan sales of BankFinancial Corp common stock totaled $70,690.

Audit services fees were paid by the Plan’s participants to its audit firm during the year ended December 31, 2023.  In addition, loan and administrative fees were paid by the Plan’s participants to Voya and Principal Life Insurance Company during the year ended December 31, 2023. These fees are considered party-in-interest transactions.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed Voya by letter dated June 30, 2020 that the Plan is designed in accordance with applicable sections of the IRC.  The Plan has been amended since receiving the opinion letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.  Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any of tax periods in progress.

BANKFINANCIAL AND SUBSIDIARIES ASSOC. INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

NOTE 7 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

•	Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

•

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3: Significant inputs that are unobservable inputs for the asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. Transfers between hierarchy measurement levels are recognized by the Plan as of the beginning of the reporting period.

The fair values of mutual fund investments, common collective trusts, and publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth financial assets that were accounted for at fair value and are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Investments are measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2023 using
	Quoted Prices in Active
	Markets for Identical	Significant Other	Significant Other
	Assets	Observable Inputs	Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
Common Stock – Bank Common Stock	$8,806,897	$—	$—
State Street Short Term Investment Fund	226,645	—	—
Common Collective Trust	6,266,440	—	—
Mutual Funds	17,076,192	—	—
Total	$32,376,174	$—	$—

	Fair Value Measurements at December 31, 2022 using
	Quoted Prices in Active
	Markets for Identical	Significant Other	Significant Other
	Assets	Observable Inputs	Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
Common Stock – Bank Common Stock	$8,555,972	$—	$—
State Street Short Term Investment Fund	234,811
Common Collective Trust	5,007,584	—	—
Mutual Funds	14,310,873	—	—
Total	$28,109,240	$—	$—

SUPPLEMENTAL SCHEDULE

BANKFINANCIAL AND SUBSIDIARIES ASSOC. INVESTMENT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2023

Name of Plan Sponsor: BankFinancial, NA

Employer Identification Number: 36-1570375

Three-Digit Plan Number: 003

	(c)
	Description of Investment
(b)	Including Maturity Date, Rate
Identity of Issue, Borrower,	of Interest, Collateral, Par or	(d)	(e)
Lessor or Similar Party	Maturity Value	Cost	Current Value

BlackRock Emrg Mrkts Fnd K	Registered Investment Company	#	2,486
Brandywine GLOBAL Hgh Yield Fund IS	Registered Investment Company	#	28,868
Diamond Hill Large Cap Con Y	Registered Investment Company	#	2,350,534
Dodge & Cox Intl Stock Fund I	Registered Investment Company	#	4,689
Polen Growth Fund Inst	Registered Investment Company	#	2,941,938
Vangrd Em Mkts Stk Ind Fd Adm	Registered Investment Company	#	2,866
Vangrd Growth Index Fund Adm	Registered Investment Company	#	111,771
Vangrd Md-Cap Grw Index Fund Adm	Registered Investment Company	#	9,307
Vangrd Mid-Cap Index Fund Adm	Registered Investment Company	#	533,737
Vangrd Mid-Cap Vl Indx Fund Adm	Registered Investment Company	#	505,025
Vangrd Small-Cap Index Fund Adm	Registered Investment Company	#	559,403
Vangrd Sm-Cap Grw Index Fund Adm	Registered Investment Company	#	69
Vangrd Sm-Cap Vl Index Fund Adm	Registered Investment Company	#	12,971
Vangrd Tot Int Stk In Fund Adm	Registered Investment Company	#	11,780
Vangrd Trgt Retire 2020 Fd	Registered Investment Company	#	2,820,868
Vangrd Trgt Retire 2025 Fd	Registered Investment Company	#	32,257
Vangrd Trgt Retire 2030 Fd	Registered Investment Company	#	2,013,661
Vangrd Trgt Retire 2035 Fd	Registered Investment Company	#	268,213
Vangrd Trgt Retire 2040 Fd	Registered Investment Company	#	982,167
Vangrd Trgt Retire 2045 Fd	Registered Investment Company	#	27,328
Vangrd Trgt Retire 2050 Fd	Registered Investment Company	#	762,383
Vangrd Trgt Retire 2055 Fd	Registered Investment Company	#	3,083
Vangrd Trgt Retire 2060 Fd	Registered Investment Company	#	296,991
Vangrd Trgt Retire 2065 Fd	Registered Investment Company	#	31,393
Vangrd Trgt Retire Inc Fd	Registered Investment Company	#	262,296
Vangrd Value Index Fund Adm	Registered Investment Company	#	158,943
Victory Core Pl Inter Bond R6	Registered Investment Company	#	1,069,248
Victory Short-Term Bond R6	Registered Investment Company	#	63,663
Virtus KAR Intl SmMd Cp R6	Registered Investment Company	#	2,607
Virtus KAR Mid Cap Growth R6	Registered Investment Company	#	1,131,970
* Voya Gv Mny Mkt F A (Hld Acct)	Registered Investment Company	#	13,533
WCM Focused Intl Grw Fund Ins	Registered Investment Company	#	60,144
BlackRock EAFE Equity Index Fund 1	Common Collective Trust	#	286,955
BlackRock Equity Index Fund 1	Common Collective Trust	#	5,541,175
BlackRock US Debt Index Fund 1	Common Collective Trust	#	13,879
Cohen & Steers US Realty Fund A	Common Collective Trust	#	4,985
Small Cap Growth Fund II R1	Common Collective Trust	#	363,711
Small Cap Value Fund II R1	Common Collective Trust	#	55,735
State Street Short Term Investment Fund	Common Collective Trust	#	226,645
* Unit Stock- Bank Financial	Common Stock	#	8,806,897
* Voya Fixed Account	Insurance Company General Account	#	2,524,764

Participant Loans	Rates: 4.25% to 9.50%		207,814
			35,108,752

*	Party-in-interest investment.

#	Investment is participant directed; therefore, historical cost is not required.

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Caron & Bletzer, PLLC

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BANKFINANCIAL AND SUBSIDIARIES ASSOC. INVESTMENT PLAN

Date:	June 20, 2024	/s/ Patricia M. Smith Lawler
Patricia M. Smith Lawler Executive Vice President - Human Resources Division BankFinancial, NA